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                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13G

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (Amendment No. 2 )*
                                          ---

                             CONCEPTUS, INC.
--------------------------------------------------------------------------------
                              (Name of Issuer)

                       COMMON STOCK, $.003 PAR VALUE
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 206016107
                     ----------------------------------
                              (CUSIP Number)

                             December 31, 1998
--------------------------------------------------------------------------------
               (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     / / Rule 13d-1(b)

     / / Rule 13d-1(c)

   / x / Rule 13d-1(d)

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                             Page 1 of 11 pages

ITEM 1.

    (a)           Name of Issuer

                  Conceptus, Inc.

    (b)           Address of Issuer's Principal Executive Offices

                  1021 Howard Avenue, San Carlos, CA 94070.

ITEM 2.

    (a)           Name of Persons Filing:

                  Chemicals and Materials Enterprise Associates, Limited Partnership ("CMEA"), New Enterprise Associates V, Limited Partnership ("NEA V") (collectively, the "Funds"); NEA Chemicals and Materials Partners, Limited Partnership ("CMEA Partners"), which is a general partner of CMEA, NEA Partners V, Limited Partnership ("NEA Partners V"), which is the sole general partner of NEA V, and NEA ONSET Partners ("ONSET Partners") (collectively, the GPLPs"); Cornelius C. Bond, Jr. ("Bond"), Nancy L. Dorman ("Dorman"), C. Richard Kramlich ("Kramlich"), Arthur J. Marks ("Marks"), Thomas C. McConnell ("McConnell") and Charles W. Newhall III ("Newhall") (the "General Partners"). The General Partners are individual general partners of CMEA Partners and ONSET Partners. Dorman, Kramlich, Marks, McConnell and Newhall are individual general partners of NEA Partners V. The persons named in this paragraph are referred to individually herein as a "Reporting Person" and collectively as the "Reporting Persons."


    (b)           Address of Principal Business Office or, if none, Residence:

                  The address of the principal business office of CMEA Partners, NEA V, NEA Partners V, ONSET Partners, Dorman, Marks and Newhall is New Enterprise Associates,
                  1119 St. Paul Street, Baltimore, Maryland 21202.
                  The address of the principal business office of Bond, Kramlich and McConnell is New Enterprise Associates,
                  2490 Sand Hill Road, Menlo Park, California 94025.
                  The address of the principal business office of CMEA is 235 Montgomery Street, Suite 920, San Francisco, CA 94104.

ITEM 4.           OWNERSHIP

    (a)           Amount Beneficially Owned:

                  CMEA is the record owner of 91,112 shares of Common Stock as of December 31, 1998 (the "CMEA Shares"). NEA V is the record owner of 450,980 shares of Common Stock as of December 31, 1998 (the "NEA V Shares"). ONSET Partners is an indirect general partner of ONSET Enterprise Associates, L.P. ("ONSET"), and ONSET is the record owner of 417,647 shares of Common Stock as of December 31, 1998 (the "ONSET Shares"). As a general partner of CMEA, CMEA Partners may be deemed to own beneficially the CMEA Shares. As the sole general partner of NEA V, NEA Partners V may be deemed to own beneficially the NEA V Shares. As an indirect general partner of ONSET, ONSET Partners may be deemed to own beneficially the ONSET Shares. By virtue of their relationship as affiliated limited partnerships, certain of whose general partners share some of the same individual general partners, each of CMEA and NEA V, their general partners, CMEA Partners and NEA Partners V, respectively, and ONSET Partners may be deemed to own beneficially the CMEA Shares, the NEA V Shares and the ONSET Shares, for a total of 959,739 shares (the "Record Shares").

                  As a general partner of CMEA Partners, which is a general partner of CMEA, and ONSET Partners, which is an indirect general partner of ONSET, Bond may be deemed to own beneficially the CMEA Shares and the ONSET Shares, for a total of

                                      Page 2 of 11 pages

                  508,759 shares. As a general partner of CMEA Partners, which is a general partner of CMEA, NEA Partners V, the sole general partner of NEA V, and ONSET Partners, which is an indirect general partner of ONSET, Newhall may be deemed to own beneficially the Record Shares. Dorman is the record owner of 2,402 shares as of December 31, 1998. As a general partner of CMEA Partners, which is a general partner of CMEA, NEA Partners V, the sole general partner of NEA V, and ONSET Partners, which is an indirect general partner of ONSET, Dorman may be deemed to own beneficially the Record Shares and the 2,402 shares, for a total of 962,141 shares. Kramlich is the record owner of 8,107 shares as of December 31, 1998. As a general partner of CMEA Partners, which is a general partner of CMEA, NEA Partners V, the sole general partner of NEA V, and ONSET Partners, which is an indirect general partner of ONSET, Kramlich may be deemed to own beneficially the Record Shares and the 8,107 shares, for a total of 967,846 shares. Marks is the record owner of 6,753 shares as of December 31, 1998. As a general partner of CMEA Partners, which is a general partner of CMEA, NEA Partners V, the sole general partner of NEA V, and ONSET Partners, which is an indirect general partner of ONSET, Marks may be deemed to own beneficially the Record Shares and the 6,753 shares, for a total of 966,492 shares. McConnell is the record owner of 5,099 shares as of December 31, 1998 and holds options to purchase an additional 11,250 shares, which options are exercisable within 60 days after December 31, 1998, for a total of 16,349 shares. As a general partner of CMEA Partners, which is a general partner of CMEA, NEA Partners V, the sole general partner of NEA V, and ONSET Partners, which is an indirect general partner of ONSET, McConnell may be deemed to own beneficially the Record Shares and the 16,349 shares, for a total of 976,088 shares.

    (b)           Percent of Class:

                  CMEA, CMEA Partners, NEA V, NEA Partners V, ONSET Partners, Newhall and Dorman: 10.0%. Bond: 5.3%. Kramlich, Marks and
                  McConnell: 10.1%. The foregoing percentages are calculated based on the 9,613,937 shares of Common Stock reported to be outstanding in the Quarterly Report on Form 10-Q of Conceptus, Inc. for the quarter ended September 30, 1998, as adjusted pursuant to Rule 13d-3(d)(1).

    (c)           Number of shares as to which such person has:

                   (i) sole power to vote or to direct the vote: 0 shares of
                       CMEA, CMEA Partners, NEA V, NEA Partners V, ONSET Partners, Bond, and Newhall. 2,402 shares for Dorman. 8,107 shares for Kramlich. 6,753 shares for Marks. 16,349 shares for McConnell.

                  (ii) shared power to vote or to direct the vote: 959,739
                       shares for each Reporting Person other than Bond. 508,759 shares for Bond.

                 (iii) sole power to dispose or to direct the disposition of:
                       0 shares for CMEA, CMEA Partners, NEA V, NEA Partners V, ONSET Partners, Bond, and Newhall. 2,402 shares for Dorman. 8,107 shares for Kramlich. 6,753 shares for Marks. 16,349 shares for McConnell.

                  (iv) shared power to dispose or to direct the disposition
                       of: 959,739 shares for each Reporting Person other than Bond. 508,759 shares for Bond.


                                  Page 3 of 11 pages

                  Each Reporting Person expressly disclaims beneficial ownership of any shares of Common Stock of Conceptus, Inc., except for the shares, if any, that such Reporting Person owns of record.

ITEM 5.          Ownership of Five Percent or Less of a Class

                 Not applicable.

ALL OTHER ITEMS REPORTED ON THE SCHEDULE 13G DATED AS OF FEBRUARY 10, 1998 AND FILED ON BEHALF OF THE REPORTING PERSONS WITH RESPECT TO THE COMMON STOCK OF CONCEPTUS, INC. REMAIN UNCHANGED.


                            page 4 of 11 pages

                                  SIGNATURE

    After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date February 10, 1999

CHEMICALS AND MATERIALS ENTERPRISE ASSOCIATES, LIMITED PARTNERSHIP

By: NEA Chemicals and Materials Partners, Limited Partnership

    By:          *
        ----------------------
        Charles W. Newhall III
        General Partner


NEA CHEMICALS AND MATERIALS PARTNERS, LIMITED PARTNERSHIP

By:          *
    ----------------------
    Charles W. Newhall III
    General Partner


NEW ENTERPRISE ASSOCIATES V, LIMITED PARTNERSHIP

By: NEA Partners V, Limited Partnership

    By:          *
        ----------------------
        Charles W. Newhall III
        General Partner


NEA PARTNERS V, LIMITED PARTNERSHIP

By:          *
    ----------------------
    Charles W. Newhall III
    General Partner


NEA ONSET PARTNERS, LIMITED PARTNERSHIP

By:          *
    ----------------------
    Charles W. Newhall III
    General Partner


           *
----------------------
Cornelius C. Bond, Jr.


                              Page 5 of 11 pages

           *
----------------------
C. Richard Kramlich


           *
----------------------
Arthur J. Marks


           *
----------------------
Thomas C. McConnell


           *
----------------------
Charles W. Newhall III


                             * /s/ Nancy L. Dorman
                             -----------------------------------------
                             Nancy L. Dorman
                             on her own behalf and as Attorney-in-Fact


* This Schedule 13G was executed by Nancy L. Dorman pursuant to a Power of Attorney filed with the Securities and Exchange Commission on February 13, 1992 in connection with a Schedule 13G for Advanced Interventional Systems Inc., which Power of Attorney is incorporated herein by reference and is attached hereto as Exhibit 2.


                             Page 6 of 11 pages

                                                        EXHIBIT 1

                                 AGREEMENT

   Pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Conceptus, Inc.

   EXECUTED as a sealed instrument this 10th day of February, 1999.


CHEMICALS AND MATERIALS ENTERPRISE ASSOCIATES, LIMITED PARTNERSHIP

By: NEA Chemicals and Materials Partners, Limited Partnership

    By:          *
        ----------------------
        Charles W. Newhall III
        General Partner


NEA CHEMICALS AND MATERIALS PARTNERS, LIMITED PARTNERSHIP

By:          *
    ----------------------
    Charles W. Newhall III
    General Partner


NEW ENTERPRISE ASSOCIATES V, LIMITED PARTNERSHIP

By: NEA Partners V, Limited Partnership

    By:          *
        ----------------------
        Charles W. Newhall III
        General Partner


NEA PARTNERS V, LIMITED PARTNERSHIP

By:          *
    ----------------------
    Charles W. Newhall III
    General Partner


NEA ONSET PARTNERS, LIMITED PARTNERSHIP

By:          *
    ----------------------
    Charles W. Newhall III
    General Partner


                              Page 7 of 11 pages

           *
----------------------
Cornelius C. Bond, Jr.




           *
----------------------
C. Richard Kramlich


           *
----------------------
Arthur J. Marks


           *
----------------------
Thomas C. McConnell


           *
----------------------
Charles W. Newhall III


                             * /s/ Nancy L. Dorman
                             -----------------------------------------
                             Nancy L. Dorman
                             on her own behalf and as Attorney-in-Fact

---------------------------------------------------------------------------

* This Agreement was executed by Nancy L. Dorman pursuant to a Power of Attorney filed with the Securities and Exchange Commission on February 13, 1992 in connection with a Schedule 13G for Advanced Interventional Systems Inc., which Power of Attorney is incorporated herein by reference and is attached hereto as Exhibit 2.


                             Page 8 of 11 pages

                                                                 EXHIBIT 2

                               POWER OF ATTORNEY

   KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Nancy L. Dorman and Charles W. Newhall III, and each of them, with full power to act without the other, his true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his capacity as a general partner of any partnership, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the By-laws of the National Association of Securities Dealers, Inc., granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his substitutes, may lawfully do or cause to be done by virtue hereof.

   IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 23rd day of April, 1991.


                                       /s/ Raymond L. Bank
                                       ------------------------------
                                       Raymond L. Bank

                                       /s/ Thomas R. Baruch
                                       ------------------------------
                                       Thomas R. Baruch

                                       /s/ Cornelius C. Bond, Jr.
                                       ------------------------------
                                       Cornelius C. Bond, Jr.

                                       /s/ Frank A. Bonsal, Jr.
                                       ------------------------------
                                       Frank A. Bonsal, Jr.

                                       /s/ James A. Cole
                                       ------------------------------
                                       James A. Cole


                             Page 9 of 11 pages

                                       /s/ Nancy L. Dorman
                                       ------------------------------
                                       Nancy L. Dorman

                                       /s/ Neal M. Douglas
                                       ------------------------------
                                       Neal M. Douglas

                                       /s/ John W. Glynn, Jr.
                                       ------------------------------
                                       John W. Glynn, Jr.

                                       /s/ Curran W. Harvey
                                       ------------------------------
                                       Curran W. Harvey

                                       /s/ Ronald Kase
                                       ------------------------------
                                       Ronald Kase

                                       /s/ C. Richard Kramlich
                                       ------------------------------
                                       C. Richard Kramlich

                                       /s/ Robert F. Kuhling
                                       ------------------------------
                                       Robert F. Kuhling

                                       /s/ Arthur J. Marks
                                       ------------------------------
                                       Arthur J. Marks

                                       /s/ Thomas C. McConnell
                                       ------------------------------
                                       Thomas C. McConnell

                                       /s/ Donald L. Murfin
                                       ------------------------------
                                       Donald L. Murfin

                                       /s/ H. Leland Murphy
                                       ------------------------------
                                       H. Leland Murphy


                         Page 10 of 11 pages

                                       /s/ John M. Nehra
                                       ------------------------------
                                       John M. Nehra

                                       /s/ Charles W. Newhall III
                                       ------------------------------
                                       Charles W. Newhall III

                                       /s/ Terry L. Opdendyk
                                       ------------------------------
                                       Terry L. Opdendyk

                                       /s/ Barbara J. Perrier
                                       ------------------------------
                                       Barbara J. Perrier

                                       /s/ C. Vincent Prothro
                                       ------------------------------
                                       C. Vincent Prothro

                                       /s/ C. Woodrow Rea, Jr.
                                       ------------------------------
                                       C. Woodrow Rea, Jr.

                                       /s/ Howard D. Wolfe, Jr.
                                       ------------------------------
                                       Howard D. Wolfe, Jr.

                                       /s/ Nora M. Zietz
                                       ------------------------------
                                       Nora M. Zietz


                           Page 11 of 11 pages